 **DvyUp Investing** @DvyUp_Investing · Jul 13, 2021

DvyUp is a game-changing app that will enable users to form, fund and manage real money investment clubs. Our app aims to get more people, especially those from communities of color, investing in the stock market. Find out more here: wefunder.com/dvyup #BuildWealthTogether

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WE DID IT!

$50,000

THANKS TO OUR AMAZING INVESTORS, WE REACHED OUR FUNDRAISING GOAL!!!



DvyUp Investing @DvyUp_Investing · Sep 1, 2021

We are only $13K away from our goal. Invest in
@DvyUp_Investing today: wefunder.com/dvyup ... only a few hours left!



☀ #BUILDWEALTH TOGETHER

LAST DAY TO INVEST IN DVYUP

Invest Today:
Wefunder.com/DvyUp

DVYUP



$37,650
of a $50,000 goal

INVEST
min $100

$　　　　0

INVEST

♡ WATCH FOR UPDATES

INVESTMENT TERMS ⌄

$1M valuation cap | **Future Equity**

    

DvyUp Investing @DvyUp_Investing · Aug 22, 2021   ···

We couldn't be more excited or inspired by the $20,000+ we've raised thus far to bring our app to life. So many people who believe in our product + mission have helped us get to this point. But there is still more money to raise. Tap in: wefunder.com/dvyup
#stocks



> As a novice investor who is still learning the basics, I wish DvyUp was already on the market. I'd love to build wealth with my friends and family.

$30K IN 30 DAYS

INVEST

T-Pain and 4 others

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 **DvyUp Investing**
Published by Michelle Janaye ❓ · July 28, 2021 · 🌐



[NEW VIDEO📣📣📣]There is nothing in the virtual marketplace like #DvyUp. Help us build a group investment app that will allow users to tap into the brilliance and ingenuity their networks. https://wefunder.com/dvyup #buildwealthtogether

Christopher Rogers

investing too where you can talk amongst your peers, get a

🔇

26
People reached

4
Engagements

Boost post

 **DvyUp Investing**

Published by Michelle Janaye ❓ · August 22, 2021 · 🌐



We at DvyUp Investing couldn't be more excited or inspired by the $20,000+ in reservations we've raised thus far to bring our idea to life. So many people who believe in our product and mission have helped us get to this point. But there is still more money to raise!!!! Make your investment today: wefunder.com/dvyup!



 As a novice investor who is still learning the basics, I wish DvyUp was already on the market. I'd love to build wealth with my friends and family.

$30K IN 30 DAYS











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